Exhibit 99.1

FRAMEWORK AGREEMENT REACHED FOR SIGNIFICANT
CAPACITY EXPANSION OF IAMGOLD’S ROSEBEL MINE

Toronto, Ontario, May 9, 2011 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) and The Government of the Republic of Suriname are pleased to announce that a Framework Agreement has been reached to support a substantial capacity expansion of IAMGOLD's Rosebel Gold Mine in Suriname.

The Framework is centered on IAMGOLD's increased investment in brownfield and other near plant resource development, infrastructure and energy. Parties agreed to cooperate in the development in these priority areas, specifics of which will be concluded and announced in the near term.

IAMGOLD President and CEO Steve Letwin stated: “I am very pleased with the current investment in Suriname. This new framework lays the foundations for us to significantly increase our investment here. We strongly believe that Suriname is and will continue to be our first growth priority. We share with the Government a strong, demonstrated commitment to sustainable development and will continue to work jointly with our Government partners to achieve that goal.”

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves, estimation of future production and mine life, and potential margins and value) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “project”, “opportunity”, “potential” or “could” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, its failure to meet estimated production levels, the failure to realize expected margins, the failure to realize estimated valuations, changes in world niobium and gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities at www.edgar.com and www.sedar.ca, respectively. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952

Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.